Dividend Capital Diversified Property Fund Inc. POS AM

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Dividend Capital Diversified Property Fund Inc.:

We consent to the use of our reports dated March 3, 2016, with respect to the consolidated balance sheets of Dividend Capital Diversified Property Fund Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule, Schedule III – Real Estate and Accumulated Depreciation, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus. Our reports refer to a change in the method of reporting for discontinued operations.

(signed) KPMG LLP

Denver, Colorado

April 7, 2016